Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors held on December 21, 2016
2.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ no 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (14/2016)

Date, Time and Location:

December 21, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

The undersigned Members of the Board of Directors, including participations by conference call.

Decisions:

1.	The members of the Board of Directors approved the Company’s operational and investment plan for 2017.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 21th, 2016)

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar announces its investment plan for 2017

São Paulo, December 23, 2016 – Ultrapar Participações S.A. (“Ultrapar”) announces its investment plan for 2017, approved by its Board of Directors.

Ultrapar’s investment plan for 2017 amounts to R$ 2,174 million, demonstrating the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. The amount below does not include investments in the operations of Alesat, Liquigás and the joint venture with Chevron in lubricants, whose transactions were announced on June 12, August 4 and November 17, 2016, respectively. Such transactions are under review by the Brazilian antitrust authority.

Organic investment plan¹ (R$ million)	2017 (B)
Ipiranga	1,116
Oxiteno	478
Ultragaz	221
Ultracargo	158
Extrafarma	178
Others	23
Total	2,174

[1]	Net of disposals, excluding acquisitions

At Ipiranga, we plan to invest (i) to maintain the pace of expansion and modernization of its distribution network and of am/pm and Jet Oil franchises, and in new distribution centers to supply the convenience stores, (ii) in the expansion of its logistics infrastructure to support growth, mainly through the construction and expansion of logistics facilities, and (iii) in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations.

Oxiteno’s investment plan approved for 2017 totals R$ 478 million. This amount includes US$ 77 million to the construction of the new ethoxylation unit at its Texas (USA) plant, which shall be concluded by the end of 2017. The new unit’s capacity will be 170,000 tons per year at its final stage. The remaining amount will be focused in maintenance and modernization of its plants for higher productivity, as well as information systems.

At Ultragaz, investments will be focused mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations.

Ultracargo will invest R$ 158 million, of which R$ 58 million in the expansion of Itaqui terminal, which shall be concluded by 2018 and in the adjustment, safety and maintenance of the infrastructure of its terminals.

At Extrafarma, we plan to invest R$ 178 million mainly in the opening and remodeling of stores, and in IT.

The plan also comprehends the continued modernization of our IT platform in all businesses to serve even better our customers, to improve logistics efficiency, to develop new ways of selling and to expand relationships with our resellers and partners.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors held on December 21, 2016 and Market Announcement – Investment Plan 2017)